FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September 21, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 21, 2004

FOR IMMEDIATE RELEASE

MIGENIX INC. COMPLETES NAME CHANGE WITH NEW TRADING SYMBOL: MGI

Vancouver, BC, CANADA & San Diego, CA, USA - September 21, 2004 - MIGENIX Inc. (formerly Micrologix Biotech Inc.) (TSX: MGI; OTC: MGIFF), a developer of drugs for infectious and degenerative diseases, will start trading on the TSX under the symbol "MGI" effective at the open on September 21, 2004. This change in trading symbol reflects the name change that was effective September 9, 2004. Trading on the US OTC market will be under the symbol "MGIFF" (formerly "MGIXF").

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the prevention and treatment of major medical diseases and certain conditions with unmet medical need.  With its expertise and experience in product development, the Company is focused on advancing its clinical and preclinical stage pipeline of product candidates in the areas of infectious and degenerative diseases. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.mbiotech.com.

"Jim DeMesa"

James DeMesa, M.D., MBA

President & CEO

CONTACTS:

Jonathan Burke

MIGENIX Inc.

Tel: (604) 221-9666 Extension 241

jburke@mbiotech.com

Gino de Jesus or Dian Griesel, Ph.D.

The Investor Relations Group

Tel: (212) 825-3210

Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.